

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 5, 2017

Via E-Mail
Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S. El Camino Drive
Beverly Hills, CA  90212

> **Re:** **Kennedy-Wilson Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-33824**

Dear Mr. Enbody:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
 Commodities

cc: Julian Kleindorfer, Esq.